                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. 6 TO RESTATEMENT)

                         NORTH PITTSBURGH SYSTEMS, INC.
                         ------------------------------
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.15625 PER SHARE
                    -----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   661564-10-4
                                 --------------
                                 (CUSIP NUMBER)

                   KIRBY J. CAMPBELL, EXECUTIVE VICE PRESIDENT
                                  AND TREASURER
                            ARMSTRONG UTILITIES, INC.
                               ONE ARMSTRONG PLACE
                           BUTLER, PENNSYLVANIA 16001
                                 (724) 283-0925
                -------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                      NONE
                          -----------------------------
                          (DATE OF EVENT WHICH REQUIRES
                            FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SECTIONS 240.13d-1(e), 240.13d-1(f) OR 240.13d-1(g), CHECK THE FOLLOWING BOX [ ].

CUSIP No. 661564-10-4

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1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

          NPT Holdings, L.P.

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2)    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   [ ]
      (b)   [X]

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3)    SEC Use Only _____________________________________________________________

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4)    Source of Funds (See Instructions) WC

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

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6)    Citizenship or Place of Organization Delaware

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                                       7)    Sole Voting Power 914,665

Number of Shares Beneficially Owned    8)    Shared Voting Power _______________
by Each Reporting Person With
                                       9)    Sole Dispositive Power 914,665

                                       10)   Shared Dispositive Power __________

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11)   Aggregate Amount Beneficially Owned by Each Reporting Person 914,665

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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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13)   Percent of Class Represented by Amount in Row (11) 6.10%

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14)   Type of Reporting Person (See Instructions) OO

CUSIP No. 661564-10-4

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1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

          Armstrong Holdings, Inc.

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2)    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   [ ]
      (b)   [X]

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3)    SEC Use Only _____________________________________________________________

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4)    Source of Funds (See Instructions) WC

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

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6)    Citizenship or Place of Organization Delaware

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                                       7)    Sole Voting Power 297,996

Number of Shares Beneficially Owned    8)    Shared Voting Power _______________
by Each Reporting Person With
                                       9)    Sole Dispositive Power 297,996

                                       10)   Shared Dispositive Power __________

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11)   Aggregate Amount Beneficially Owned by Each Reporting Person 297,996

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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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13)   Percent of Class Represented by Amount in Row (11) 1.99%

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14)   Type of Reporting Person (See Instructions) CO

CUSIP No. 661564-10-4

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1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

          Jay L. Sedwick

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2)    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   [ ]
      (b)   [X]

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3)    SEC Use Only _____________________________________________________________

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4)    Source of Funds (See Instructions) PF

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

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6)    Citizenship or Place of Organization USA

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                                          7)    Sole Voting Power 24,891

Number of Shares Beneficially Owned by    8)    Shared Voting Power 364,109
Each Reporting Person With
                                          9)    Sole Dispositive Power 24,891

                                          10)   Shared Dispositive Power 364,109

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11)   Aggregate Amount Beneficially Owned by Each Reporting Person 389,000

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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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13)   Percent of Class Represented by Amount in Row (11) 2.59%

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14)   Type of Reporting Person (See Instructions) IN

CUSIP No. 661564-10-4

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1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

        Cyd K. Johnston

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2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)   [ ]
    (b)   [X]

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3)  SEC Use Only _______________________________________________________________

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4)  Source of Funds (See Instructions) PF

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

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6)  Citizenship or Place of Organization USA

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                       7)  Sole Voting Power 3,450
Number of Shares
Beneficially Owned by 8) Shared Voting Power _________________________________ Each Reporting Person
With                   9)  Sole Dispositive Power 3,450

                       10) Shared Dispositive Power ____________________________

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11) Aggregate Amount Beneficially Owned by Each Reporting Person 3,450

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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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13) Percent of Class Represented by Amount in Row (11) less than 0.1%

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14) Type of Reporting Person (See Instructions) IN

CUSIP No. 661564-10-4

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1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

          Kirby J. Campbell

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2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)   [ ]
    (b)   [X]

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3)  SEC Use Only _______________________________________________________________

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4)  Source of Funds (See Instructions) PF

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

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6)  Citizenship or Place of Organization USA

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                       7)  Sole Voting Power ___________________________________
Number of Shares
Beneficially Owned by  8)  Shared Voting Power 1,352,934
Each Reporting Person
With                   9)  Sole Dispositive Power ______________________________

                       10) Shared Dispositive Power 1,352,934

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11) Aggregate Amount Beneficially Owned by Each Reporting Person 1,352,934

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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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13) Percent of Class Represented by Amount in Row (11) 9.02%

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14) Type of Reporting Person (See Instructions) IN

CUSIP No. 661564-10-4

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1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

        Ellen Kaye Campbell

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2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)   [ ]
    (b)   [X]

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3)  SEC Use Only _______________________________________________________________

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4)  Source of Funds (See Instructions) PF

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

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6)  Citizenship or Place of Organization USA

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                       7)  Sole Voting Power ___________________________________
Number of Shares
Beneficially Owned by  8)  Shared Voting Power 10,600
Each Reporting Person
With                   9)  Sole Dispositive Power ______________________________

                       10) Shared Dispositive Power 10,600

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11) Aggregate Amount Beneficially Owned by Each Reporting Person 10,600

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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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13) Percent of Class Represented by Amount in Row (11) less than 0.1%

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14) Type of Reporting Person (See Instructions) IN

CUSIP No. 661564-10-4

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1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

        William C. Stewart

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2)  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)   [ ]
    (b)   [X]

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3)  SEC Use Only _______________________________________________________________

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4)  Source of Funds (See Instructions) PF

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

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6)  Citizenship or Place of Organization USA

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                       7)  Sole Voting Power ___________________________________
Number of Shares
Beneficially Owned by  8)  Shared Voting Power 371,809
Each Reporting Person
With                   9)  Sole Dispositive Power ______________________________

                       10) Shared Dispositive Power 371,809

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11) Aggregate Amount Beneficially Owned by Each Reporting Person 371,809

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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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13) Percent of Class Represented by Amount in Row (11) 2.48%

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14) Type of Reporting Person (See Instructions) IN

CUSIP NO. 661564-10-4

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1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

            Gay O. Stewart

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2)    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   [ ]
      (b)   [X]

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3)    SEC Use Only _____________________________________________________________

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4)    Source of Funds (See Instructions) PF

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

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6)    Citizenship or Place of Organization USA

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                                7)    Sole Voting Power 5,000
Number of Shares
Beneficially Owned by           8)    Shared Voting Power 3,100
Each Reporting Person
With                            9)    Sole Dispositive Power 5,000

                                10)   Shared Dispositive Power 3,100

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11)   Aggregate Amount Beneficially Owned by Each Reporting Person 8,100

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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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13)   Percent of Class Represented by Amount in Row (11) less than 0.1%

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14)   Type of Reporting Person (See Instructions) IN

CUSIP NO. 661564-10-4

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1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

            Sedwick Foundation

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2)    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   [ ]
      (b)   [X]

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3)    SEC Use Only _____________________________________________________________

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4)    Source of Funds (See Instructions) 00

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

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6)    Citizenship or Place of Organization Pennsylvania

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                                7)    Sole Voting Power 65,713
Number of Shares
Beneficially Owned by           8)    Shared Voting Power _____________________
Each Reporting Person
With                            9)    Sole Dispositive Power 65,713

                                10)   Shared Dispositive Power ________________

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11)   Aggregate Amount Beneficially Owned by Each Reporting Person 65,713

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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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13)   Percent of Class Represented by Amount in Row (11) 0.44%

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14)   Type of Reporting Person (See Instructions) OO

CUSIP NO. 661564-10-4

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1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

            Dru A. Sedwick

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2)    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   [ ]
      (b)   [X]

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3)    SEC Use Only _____________________________________________________________

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4)    Source of Funds (See Instructions) PF

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

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6)    Citizenship or Place of Organization USA

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                                7)    Sole Voting Power 30,023
Number of Shares
Beneficially Owned by           8)    Shared Voting Power 321,929
Each Reporting Person
With                            9)    Sole Dispositive Power 30,023

                                10)   Shared Dispositive Power 321,929

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11)   Aggregate Amount Beneficially Owned by Each Reporting Person 351,952

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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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13)   Percent of Class Represented by Amount in Row (11) 2.35%

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14)   Type of Reporting Person (See Instructions) IN

CUSIP NO. 661564-10-4

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1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

            Jud L. Sedwick Family Trust No. 2

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2)    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   [ ]
      (b)   [X]

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3)    SEC Use Only _____________________________________________________________

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4)    Source of Funds (See Instructions) PF

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

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6)    Citizenship or Place of Organization

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                                7)    Sole Voting Power 400
Number of Shares
Beneficially Owned by           8)    Shared Voting Power ______________________
Each Reporting Person
With                            9)    Sole Dispositive Power 400

                                10)   Shared Dispositive Power _________________

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11)   Aggregate Amount Beneficially Owned by Each Reporting Person 400

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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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13)   Percent of Class Represented by Amount in Row (11) less than 0.1%

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14) Type of Reporting Person (See Instructions) OO

CUSIP NO. 661564-10-4

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1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

            Jay L. Sedwick 1998 Trust

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2)    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   [ ]
      (b)   [X]

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3)    SEC Use Only _____________________________________________________________

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4)    Source of Funds (See Instructions) OO

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

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6)    Citizenship or Place of Organization

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                                7)   Sole Voting Power 23,933
Number of Shares
Beneficially Owned by           8)    Shared Voting Power ______________________
Each Reporting Person
With                            9)    Sole Dispositive Power  23,933

                                10)   Shared Dispositive Power _________________

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11)   Aggregate Amount Beneficially Owned by Each Reporting Person 23,933

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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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13)   Percent of Class Represented by Amount in Row (11) 0.16%

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14)   Type of Reporting Person (See Instructions) OO

CUSIP NO. 661564-10-4

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1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

            Dru A. Sedwick 2001 Trust

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2)    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   [ ]
      (b)   [X]

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3)    SEC Use Only _____________________________________________________________

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4)    Source of Funds (See Instructions) OO

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

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6)    Citizenship or Place of Organization

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                                7)    Sole Voting Power 21,027
Number of Shares
Beneficially Owned by           8)    Shared Voting Power _____________________
Each Reporting Person
With                            9)    Sole Dispositive Power 21,027

                                10)   Shared Dispositive Power ________________

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11)   Aggregate Amount Beneficially Owned by Each Reporting Person 21,027

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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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13)   Percent of Class Represented by Amount in Row (11) 0.14%

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14)   Type of Reporting Person (See Instructions) OO

CUSIP No. 661564-10-4

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1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

            Joy L. Moon 2001 Separate Trust

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2)    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   [ ]
      (b)   [X]

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3)    SEC Use Only _____________________________________________________________

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4)    Source of Funds (See Instructions) OO

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

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6)    Citizenship or Place of Organization _____________________________________

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                           7)    Sole Voting Power  6,200
Number of Shares
Beneficially Owned by      8)    Shared Voting Power ___________________________
Each Reporting Person
With                       9)    Sole Dispositive Power 6,200

                           10)   Shared Dispositive Power ______________________

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11)   Aggregate Amount Beneficially Owned by Each Reporting Person  6,200

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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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13)   Percent of Class Represented by Amount in Row (11) less than 0.1%

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14)   Type of Reporting Person (See Instructions) OO

CUSIP No. 661564-10-4

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1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

            Jay L. Sedwick, Jr. 2001 Separate Trust

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2)    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   [ ]
      (b)   [X]

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3)    SEC Use Only______________________________________________________________

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4)    Source of Funds (See Instructions) OO

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

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6)    Citizenship or Place of Organization _____________________________________

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                           7)    Sole Voting Power  6,200
Number of Shares
Beneficially Owned by      8)    Shared Voting Power ___________________________
Each Reporting Person
With                       9)    Sole Dispositive Power 6,200

                           10)   Shared Dispositive Power ______________________

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11)   Aggregate Amount Beneficially Owned by Each Reporting Person  6,200

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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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13)   Percent of Class Represented by Amount in Row (11) less than 0.1%

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14)   Type of Reporting Person (See Instructions) OO

CUSIP No. 661564-10-4

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1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

            Cyd K. Johnston 2001 Separate Trust

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2)    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   [ ]
      (b)   [X]

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3)    SEC Use Only _____________________________________________________________

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4)    Source of Funds (See Instructions) OO

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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

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6)    Citizenship or Place of Organization _____________________________________

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                           7)    Sole Voting Power  6,200
Number of Shares
Beneficially Owned by      8)    Shared Voting Power ___________________________
Each Reporting Person
With                       9)    Sole Dispositive Power 6,200

                           10)   Shared Dispositive Power ______________________

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11)   Aggregate Amount Beneficially Owned by Each Reporting Person  6,200

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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

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13)   Percent of Class Represented by Amount in Row (11) less than 0.1%

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14)   Type of Reporting Person (See Instructions) OO

                             INTRODUCTORY STATEMENT

            This Amendment No. 6 to the Restatement of Schedule 13D is being filed by the Reporting Persons identified in Item 2 hereof (collectively, the "Reporting Persons") for the sole purpose of updating and amending certain information set forth in Amendment No. 5 to the Restatement of Schedule 13D.

            Item 1.  Security and Issuer.

            This statement relates to shares of common stock, par value $.15625 per share, of North Pittsburgh Systems, Inc. (the "Issuer"), 4008 Gibsonia Road, Gibsonia, Pennsylvania 15044-9311 (hereinafter referred to as the "Common Stock").

            Item 2.  Identity and Background.

            NPT Holdings, L.P. is a Delaware limited partnership. Its principal business is acting as a holding company. The address of its principal business is 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The sole general partner of NPT Holdings, L.P. is Kirby J. Campbell and the sole limited partner is AGOC Investments, Inc., a Delaware corporation wholly owned by Armstrong Holdings, Inc. Information concerning the identity and background of the general partner and limited partner of NPT Holdings, L.P. is set forth below in this Item 2 under the names of such persons.

            AGOC Investments, Inc. is a Delaware corporation. Its principal business is acting as a holding company. The address of its principal business is One Armstrong Place, Butler, Pennsylvania 16001. The executive officers and directors of AGOC Investments, Inc. are as follows:

        Jay L. Sedwick        Chairman of the Board and Director

        Kirby J. Campbell     CEO, Treasurer and Director

        Dru A. Sedwick        President, Secretary and Director

Armstrong Holdings, Inc., a Delaware corporation, owns 100% of the issued and outstanding capital stock of AGOC Investments, Inc. Information concerning the identity and background of the executive officers and directors of Armstrong Holdings, Inc. is set forth below in this Item 2 under the names of such persons.

            Armstrong Holdings, Inc. is a Delaware corporation. Its principal business is acting as a holding company. The address of its executive offices is One Armstrong Place, Butler, Pennsylvania 16001. The executive officers and directors of Armstrong Holdings, Inc. are as follows:

        Jay L. Sedwick         Chairman and Director

        William C. Stewart     Secretary and Director

        Kirby J. Campbell      CEO, Treasurer and Director

        Dru A. Sedwick         President and Director

            Jay L. Sedwick is a citizen of the United States whose business address is One Armstrong Place, Butler, Pennsylvania 16001. Jay L. Sedwick's present principal occupation or employment is Chairman of the Board and Director of Armstrong Utilities, Inc. and Armstrong Holdings, Inc.

            Cyd K. Johnston is a citizen of the United States whose business address is One Armstrong Place, Butler, Pennsylvania 16001. Her present principal occupation or employment is housewife.

            Kirby J. Campbell and Ellen Kaye Campbell, husband and wife, are citizens of the United States whose business address is One Armstrong Place, Butler, Pennsylvania 16001. Mr. Campbell's present principal occupation or employment is Chief Executive Officer, Treasurer and Director of Armstrong Holdings, Inc. and of a group of affiliated companies. Mrs. Campbell's present principal occupation or employment is housewife.

            William C. Stewart and Gay O. Stewart, husband and wife, are citizens of the United States whose business address is One Armstrong Place, Butler, Pennsylvania 16001. Mr. Stewart's present principal occupation or employment is Corporate Officer and Director of Armstrong Utilities, Inc. Mrs. Stewart's present principal occupation or employment is housewife.

            Dru A. Sedwick is a citizen of the United States whose business address is One Armstrong Place, Butler, Pennsylvania 16001. Dru A. Sedwick's present principal occupation or employment is President and Director of Armstrong Holdings, Inc. and President, Secretary and Director of Armstrong Utilities, Inc.

            Sedwick Foundation (the "Trust") was created by a Trust Agreement dated September 15, 1986. Jay L. Sedwick, William C. Stewart and Kirby J. Campbell, Trustees of the Trust, have voting and dispositive power over the shares of Common Stock owned by the Trust.

            Jud L. Sedwick Family Trust No. 2 (the "Family Trust") was created by a Trust Agreement dated June 25, 1993. Jay L. Sedwick and Kirby J. Campbell, Trustees of the Family Trust, have voting and dispositive power over the shares of the Common Stock owned by the Family Trust.

            Jay L. Sedwick 1998 Trust (the "1998 Trust") was created by a Trust Agreement dated December 18, 1998. Dru A. Sedwick, Kirby J. Campbell and William Robinson, Trustees of the 1998 Trust have voting and dispositive power over the shares of the Common Stock owned by the 1998 Trust.

            Dru A. Sedwick 2001 Trust (the "2001 Trust") was created by a Trust Agreement dated November 5, 2001. Kirby J. Campbell and William R. Robinson, Trustees of the 2001 Trust, have voting and dispositive power over the shares of Common Stock owned by the 2001 Trust.

            Joy L. Moon 2001 Separate Trust (the "JLM Trust") was created by a Trust Agreement dated October 20, 2004. Kirby J. Campbell and William R. Robinson, Trustees of the JLM Trust, have voting and dispositive power over the shares of Common Stock owned by the JLM Trust.

            Jay L. Sedwick, Jr. 2001 Separate Trust (the "JLSJ Trust") was created by a Trust Agreement dated October 20, 2004. Kirby J. Campbell and William R. Robinson, Trustees of the JLSJ Trust, have voting and dispositive power over the shares of Common Stock owned by the JLSJ Trust.

            Cyd K. Johnston 2001 Separate Trust (the "CKJ Trust") was created by a Trust Agreement dated October 20, 2004. Kirby J. Campbell and William R. Robinson, Trustees of the CKJ Trust, have voting and dispositive power over the shares of Common Stock owned by the CKJ Trust.

            None of the above persons (hereinafter referred to collectively as the "Reporting Persons") has during the last five years (i) been convicted in a criminal proceeding or (ii) been a party to a civil or administrative proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Item 3.  Source and Amount of Funds or Other Consideration.

            Since the filing of Amendment No. 5 to the Restatement to Schedule 13D relating to the Issuer, the source and amount of funds used in making the acquisitions of the Common Stock of the Issuer are as follows:

            (i) On June 20, 2005, NPT Holdings, LLC filed a Certificate of Conversion with the Delaware Secretary of State whereby it converted to a Delaware corporation named NPT Holdings, Inc. Upon conversion, the converted entity merged with and into AGOC Investments, Inc., a Delaware corporation.

            (ii) On July 7, 2005, AGOC Investments, Inc. contributed 914,665 shares of Common Stock to NPT Holdings, L.P., a Delaware limited partnership.

            Item 4.  Purpose of Transaction. No other change.

            Item 5.  Interest in Securities of the Issuer.

               The aggregate number of shares and percentages of the outstanding Common Stock of the Issuer beneficially owned by each Reporting Person as of the date hereof is as follows:

            NPT Holdings, L.P. beneficially owns 914,665 shares or 6.10% of the Common Stock outstanding. Kirby J. Campbell, as sole general partner, has sole voting and dispositive power over such shares.

            Armstrong Holdings, Inc. beneficially owns 297,996 shares or 1.99% of the Common Stock outstanding. While the President and directors of Armstrong Holdings, Inc. are listed below as sharing voting and dispositive power over such shares, it is considered that Armstrong Holdings, Inc. has sole voting and dispositive power over such shares since the power shared by its President, directors and sole shareholder is identical with, rather than in addition to, the power possessed by Armstrong Holdings, Inc.

            Jay L. Sedwick beneficially owns 24,891 shares of Common Stock over which he has sole voting and dispositive power. As a director and Chairman of the Board of Armstrong Holdings, Inc., Jay L. Sedwick shares voting and dispositive power over 297,996 shares of Common Stock owned by Armstrong Holdings, Inc.. The 389,000 shares beneficially owned by Jay L. Sedwick represent 2.59% of the Common Stock outstanding. Included in this number of shares is 65,713 shares of Common Stock held in the Sedwick Foundation over which Jay L. Sedwick, as a Trustee, has voting and dispositive power and 400 shares of Common Stock held in the Jud L. Sedwick Family Trust No. 2, over which Jay L. Sedwick, as a Trustee, has voting and dispositive power.

            Cyd K. Johnston beneficially owns 3,450 shares (less than 0.1%) of Common Stock over which she has sole voting and dispositive power.

            Kirby J. Campbell and Ellen Kaye Campbell share voting and dispositive power over 10,600 shares of Common Stock which they beneficially own as tenants by the entireties and, as a director and officer of Armstrong Holdings, Inc. and general partner of NPT Holdings, L.P., Kirby J. Campbell shares voting and dispositive power over 297,996 and 914,665 (1,212,661 total) shares of Common Stock of Armstrong Holdings, Inc. and NPT Holdings, L.P., respectively. The 1,352,934 shares beneficially owned by Kirby J. Campbell represents 9.02% of the Common Stock outstanding. Included in this number of shares is 65,713 shares of Common Stock held in the Sedwick Foundation over which Kirby J. Campbell, as a Trustee, has voting and dispositive power, 400 shares of Common Stock held in the Jud L. Sedwick Family Trust No. 2, over which Kirby J. Campbell, as a Trustee, has voting and dispositive power, 23,933 shares of Common Stock held in the Jay L. Sedwick 1998 Trust over which Kirby J. Campbell, as a Trustee, has voting and dispositive power, 21,027 shares of Common Stock held in the Dru A. Sedwick 2001 Trust, over which Kirby J. Campbell, as a Trustee, has voting and dispositive power, 6,200 shares of Common Stock held in the Joy L. Moon 2001 Separate Trust, over which Kirby J. Campbell, as a Trustee, has voting and dispositive power, 6,200 shares of Common Stock held in the Jay L. Sedwick, Jr. 2001 Separate Trust, over which Kirby J. Campbell, as a Trustee, has voting and dispositive power, and 6,200 shares of Common Stock held in the Cyd K. Johnston 2001 Separate Trust, over which Kirby J. Campbell, as a Trustee, has voting and dispositive power.

            William C. Stewart and Gay O. Stewart share voting and dispositive power over 3,100 shares of Common Stock which they beneficially own as tenants by the entireties. Gay O. Stewart beneficially owns 5,000 shares of Common Stock over which she has sole voting and dispositive power. As a director and an officer of Armstrong Holdings, Inc., William C. Stewart shares voting and dispositive power over 297,996 shares of Common Stock of Armstrong Holdings, Inc.. The 371,809 shares beneficially owned by William C. Stewart and the 5,000 shares beneficially owned by Gay O. Stewart represent 2.48% and less than 0.1%, respectively, of the Common Stock outstanding. Included in this number of shares is 65,713 shares of Common Stock held in the Sedwick Foundation over which William C. Stewart, as a Trustee, has voting and dispositive power.

            Sedwick Foundation (the "Trust") beneficially owns 65,713 shares of Common Stock over which Jay L. Sedwick, William C. Stewart and Kirby J. Campbell, as Trustees, have voting and dispositive power. Of these shares, 44,638 were gifted to the Trust by Jay L. Sedwick and Linda Sedwick and 21,075 were gifted to the Trust by NPT Holdings, LLC. The 65,713 shares beneficially owned by the Trust represent 0.44% of the Common Stock outstanding.

            Dru A. Sedwick beneficially owns 30,023 shares of Common Stock over which he has sole voting and dispositive power. As a director and President of Armstrong Holdings, Inc., Dru A. Sedwick shares voting and dispositive power over 297,996 shares of Common Stock of Armstrong Holdings, Inc.. The 351,952 shares beneficially owned by Dru A. Sedwick represent 2.35% of the Common Stock outstanding. Included in this number of shares is 23,933 shares of Common Stock held in the Jay L. Sedwick 1998 Trust over which Dru A. Sedwick, as a Trustee, has voting and dispositive power.

            Jud L. Sedwick Family Trust No. 2 (the "Family Trust") beneficially owns 400 shares of Common Stock over which Jay L. Sedwick and Kirby J. Campbell, as Trustees, have voting and dispositive power. The 400 shares beneficially owned by the Family Trust represent less than 0.1% of the Common Stock outstanding.

            Jay L. Sedwick 1998 Trust (the "1998 Trust") beneficially owns 23,933 shares of Common Stock over which Dru A. Sedwick, Kirby J. Campbell and William R. Robinson, as Trustees, have voting and dispositive power. The 23,933 shares beneficially owned by the 1998 Trust represent 0.16% of the Common Stock outstanding.

            Dru A. Sedwick 2001 Trust (the "2001 Trust") beneficially owns 21,027 shares of Common Stock over which Kirby J. Campbell and William R. Robinson, as Trustees, have voting and dispositive power. The 21,027 shares beneficially owned by the 2001 Trust represent 0.14% of the Common Stock outstanding.

            Joy L. Moon 2001 Separate Trust (the "JLM Trust") beneficially owns 6,200 shares of Common Stock over which Kirby J. Campbell and William R. Robinson, as Trustees, have voting and dispositive power. The 6,200 shares beneficially owned by the JLM Trust represent less than 0.1% of the Common Stock outstanding.

            Jay L. Sedwick, Jr. 2001 Separate Trust (the "JLSJ Trust") beneficially owns 6,200 shares of Common Stock over which Kirby J. Campbell and William R. Robinson, as Trustees, have voting and dispositive power. The 6,200 shares beneficially owned by the JLSJ Trust represent less than 0.1% of the Common Stock outstanding.

            Cyd K. Johnston 2001 Separate Trust (the "CKJ Trust") beneficially owns 6,200 shares of Common Stock over which Kirby J. Campbell and William R. Robinson, as Trustees, have voting and dispositive power. The 6,200 shares beneficially owned by the CKJ Trust represent less than 0.1% of the Common Stock outstanding.

            No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock listed above except the Reporting Persons listed above as the beneficial owners of such shares.

            Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            The Reporting Persons, including Armstrong Utilities, Inc. ("Armstrong"), filed a Schedule 13D on March 23, 1981, ten amendments thereto at later dates (including a Restatement to Schedule 13D on December 10, 1996) and Amendment Nos. 1, 2, 3, 4 and 5 to said Restatement. The Schedule 13D filing identified certain entities and individuals as members of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934. Such entities and persons are acting and continue to act independently of the other Armstrong "group" members and continue to maintain that they are not "group" members.

            In addition, due to the nature of the relationships among the Reporting Persons, it is inevitable that there may be some communication among the Reporting Persons with respect to their respective shares of Common Stock. It is also possible due to such relationships that at some future time two or more Reporting Persons may determine to act in concert with respect to their shares of Common Stock in pursuit of a common purpose. However, there is not at present, nor does any Reporting Person presently contemplate, any contract, arrangement or understanding between or among any two or more Reporting Persons or any Reporting Person and any other person to act in concert with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, and no securities of the Issuer beneficially owned by any Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities. For the reasons stated in the preceding sentence, each Reporting Person disclaims any voting power, investment power or beneficial ownership over any shares of Common Stock beneficially owned by any other Reporting Person except as otherwise stated in Item 5, and each Reporting Person disclaims membership in any "group", as such term is defined in Rule 13d-5, with respect to any securities of the Issuer.

            Item 7. Material to be Filed as Exhibits.

            The agreement of the Reporting Persons, not including the Dru A. Sedwick 2001 Trust and the Jay L. Sedwick 1998 Trust, who have previously reported holdings of the Common Stock, that this statement is filed on behalf of each of them is incorporated by reference under the caption "Signatures" on page 27 of Amendment No. 1 to Schedule 13D, on page 27 of Amendment No. 2 to Schedule 13D and on page 16 of Amendment No. 3 to Schedule 13D relating to the Issuer.

            The Schedule 13D of the Reporting Persons, in restated form incorporating the original Schedule 13D and all amendments thereto was filed as
Exhibit 7.1 to Amendment No. 10 as required by Rule 101(a)(2)(ii) of Regulation S-T.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct, that I have no reason to believe that the information herein concerning the other persons is inaccurate and that I agree that this statement is to be filed on behalf of each of the persons, including myself.

Date:  August 5, 2005            /s/ Jay L. Sedwick
                                 ----------------------------
                                 JAY L. SEDWICK, for himself, as Trustee of the
                                 Sedwick Foundation, and as Attorney-in-Fact and
                                 under Power of Attorney for Cyd K. Johnston,
                                 Kirby J. Campbell, Ellen Kaye Campbell, William
                                 C. Stewart, Gay O. Stewart and Dru A. Sedwick

                                 NPT HOLDINGS, L.P.

                                 By: /s/ Kirby J. Campbell
                                    -----------------------------
                                 Title: General Partner

                                 ARMSTRONG HOLDINGS, INC.

                                 By: /s/ Jay L. Sedwick
                                    -------------------------------
                                 Title: Chairman of the Board

                                 JUD L. SEDWICK FAMILY TRUST NO. 2

                                 By: /s/ Jay L. Sedwick
                                    ------------------------------
                                 Title: Trustee

                                 By: /s/ Kirby J. Campbell
                                    -------------------------------
                                 Title: Trustee

                                 JAY L. SEDWICK 1998 TRUST

                                 By: /s/ Dru A. Sedwick
                                    --------------------------------
                                 Title: Trustee

                                 By: /s/ Kirby J. Campbell
                                    ---------------------------------
                                 Title: Trustee

                                 By: /s/ William R. Robinson
                                    ---------------------------------
                                 Title: Trustee

                                 DRU A. SEDWICK 2001 TRUST

                                 By: /s/ Kirby J. Campbell
                                    ----------------------------------
                                 Title: Trustee

                                 By: /s/ William R. Robinson
                                    ----------------------------------
                                 Title: Trustee

                                 JOY L. MOON 2001 SEPARATE TRUST

                                 By: /s/ Kirby J. Campbell
                                    -----------------------------------
                                 Title: Trustee

                                 By: /s/ William R. Robinson
                                    -----------------------------------
                                 Title: Trustee

                                 JAY L. SEDWICK, JR. 2001 SEPARATE TRUST

                                 By: /s/ Kirby J. Campbell
                                    -----------------------------------
                                 Title: Trustee

                                 By: /s/ William R. Robinson
                                    -----------------------------------
                                 Title: Trustee

                                 CYD K. JOHNSTON 2001 SEPARATE TRUST

                                 By: /s/ Kirby J. Campbell
                                    -----------------------------------
                                 Title: Trustee

                                 By: /s/ William R. Robinson
                                    -----------------------------------
                                 Title: Trustee